Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM ANNOUNCES FDA APPROVAL OF ONCE-DAILY RYZOLTTM (TRAMADOL HCL EXTENDED RELEASE TABLETS) FOR MANAGEMENT OF MODERATE TO MODERATELY SEVERE CHRONIC PAIN

Product to be Launched in the U.S. in the Second Quarter of 2009

LAVAL, Quebec (December 31, 2008) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that RYZOLTTM (tramadol HCl extended release tablets), Labopharm’s once-daily formulation of the analgesic tramadol, has been approved by the U.S. Food and Drug Administration (FDA). RYZOLT is indicated for the management of moderate to moderately severe chronic pain in adults who require around-the-clock treatment of their pain for an extended period of time.

"The approval of our first product in the United States is a major milestone for our Company and we look forward to our product’s launch in the world’s largest market for pain medications," said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. "We believe that RYZOLT offers physicians and patients an excellent option for the treatment of pain with the benefit of once-daily dosing. We look forward to the launch of our product by our marketing partner for the U.S., Purdue Pharma."

RYZOLT is a centrally acting analgesic composed of a dual-matrix delivery system with both immediate-release and extended-release characteristics. Labopharm’s marketing partner for its product in the United States, Purdue Pharma L.P., anticipates launching RYZOLT tablets in 100 mg, 200 mg and 300 mg dosage strengths in the second quarter of 2009.

The approval of RYZOLT is the first U.S. FDA approval that Labopharm has obtained for a medication using its patented Contramid® controlled-release technology for oral administration of solid dosage medications. Labopharm believes that its Contramid technology can be applied to a wide range of complex, small, highly water soluble molecules to control their release over a 24-hour period with a desired pharmacokinetic profile.

Pain is a potentially debilitating condition that affects an estimated 75 million Americans – more than diabetes, heart disease and cancer combined. The United States is the world’s largest market for tramadol products with sales for the 12-month period ended September 2008 of more than US$650 million resulting from more than 25 million prescriptions, which have grown at a compounded annual rate of 11% over the last five corresponding periods. Labopharm believes, however, that RYZOLT will compete not only with other tramadol products, but also with other medications indicated for the management of moderate to moderately severe chronic pain in adults who require around-the-clock treatment of their pain for an extended period of time.

"In a society where people with pain are increasingly demanding simplified dosing regimens, this once-daily formulation of tramadol should be embraced by physicians and patients alike," said Nicholas J. Messina III, MD, with Vista Medical Research Inc., Mesa, AZ, who was a principal investigator in the U.S. clinical studies on RYZOLT.

Labopharm will host a conference call on Tuesday, January 6, 2009 to discuss this announcement. Additional details for the conference call will be provided via separate news release shortly.

About the Global Commercialization Program for Labopharm’s Once-Daily Tramadol Product

Labopharm’s once-daily tramadol product is being commercialized globally and to date has been launched in 14 countries, including Canada and the five largest individual markets in Europe. In addition, it has received regulatory approval or is under regulatory review in 29 countries and the Company has established marketing partnerships for its product in 38 countries. Labopharm is continuing to pursue regulatory approval and marketing partnerships for its once-daily tramadol product for other markets around the world in support of its global commercialization program.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally and its second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review by the FDA. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company’s products and the successful commercialization of the products throughout the world if they are approved. Investors should consult the Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:
At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Senior Vice-President and Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Joe Racanelli
Tel: (514) 844-7997
jracanelli@equicomgroup.com